[AKIN GUMP STRAUSS HAUER & FELD LLP LETTERHEAD]

JAMES A. DEEKEN 214.969.4788/fax: 214.969.4343 jdeeken@akingump.com

September 27, 2007

Mr. John F. Reynolds
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

  Re:
  Hicks Acquisition Company I, Inc.
  Registration Statement on Form S-1, File No. 333-143747

Dear Mr. Reynolds:

        On behalf of Hicks Acquisition Company I, Inc. (the "Company"), we submit the following second supplemental response that supplements our letter of earlier today (the "Prior Letter") responding to the Staff's comment letter, dated September 26, 2007 (the "Comment Letter"), relating to the above-captioned Registration Statement.

A.    In the Comment Letter, you provided the following comment #2, which, for convenience, is recited below.

Risk Factors, page 27

        2.     We note your first full risk factor on page 42 in regards to your sponsor controlling the company and influencing certain actions requiring a stockholder vote. Please disclose whether the sponsor, or officers and directors, intend to purchase additional units or shares of common stock from the company in the offering or later private placements, besides the co-investment units, or from persons in the open market or private transactions. If the sponsor, or officers and directors, do intend to make purchases, please discuss how the purchases may impact their ability to determine the outcome of matters requiring stockholder approval, such as a business combination. If the sponsor, or officers and directors, do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases, such as whether to influence the shareholder vote to approve a business combination. We may have further comment.

        Per our discussions with the Staff regarding this comment, the Company will add the following disclosures in its Rule 424(b)(4) prospectus:

        1.     The following disclosure ("Rider 1") will be added immediately preceding what is currently the second to last paragraph on p. 4 of Amendment No. 4 to the Registration Statement (as shown on the accompanying marked page):

  In the event that the Company's initial stockholders purchase any additional shares of the Company's common stock, they will vote any such shares acquired by them in favor of the Company's initial business combination and in favor of an amendment to its amended and restated certificate of incorporation to provide for its perpetual existence in connection with a vote to approve the initial business combination. Furthermore, in the event that any of the Company's officers acquire shares of our common stock, the Company anticipates that they would vote such shares in favor or our initial business combination. Thus, additional purchases of shares of the Company's common stock held by the initial stockholders or the Company's officers or directors would likely allow them to exert additional influence over the approval of our initial business combination. The factors that would be considered in making such additional purchases would include consideration of the current trading price of the Company's common stock. Another factor that would be taken into consideration would be that any such additional purchases would likely increase the chances that our initial business combination would be approved.

        2.     The following disclosure ("Rider 2") will be added at the end of what is currently the end of the first full risk factor on p. 42 of Amendment No. 4 to the Registration Statement (as shown on the accompanying marked page):

  Another factor that would be taken into consideration would be that any such additional purchases would likely increase the chances that our initial business combination would be approved.

B.    In the Comment Letter, you also provided the following comment # 8, which, for convenience is recited below.

Part II—Exhibits

  8.
  We note your response to comment four of our letter dated August 16, 2007 in which we requested executed copies of agreements such as Exhibits 10.9, form of sponsor warrants purchase agreement and 10.10, form of co-investment securities purchase agreement. In your response, you state that, "The remaining agreements have been filed as "form of" since they will be executed upon consummation of the offering." We note that these agreements in amendment three are still listed as "form of" agreements. Please address the following:

  •
  We note that the company has only filed non-executed forms of the sponsor warrants purchase agreement and the co-investment securities purchase agreement. Please advise us why the company has not filed executed copies of these agreements if such agreements have been entered into.

  •
  Clearly indicate in the "Recent sales of unregistered securities" section, whether these agreements have been entered into. If they haven't, please explain how these purchases constitute completed private placements.

  •
  Reconcile your response as necessary with the disclosure in the "Recent sale of unregistered securities" section that "[p]ursuant to a written purchase agreement between us and Mr. Hicks, Mr. Hicks has committed to purchase... 2,000,000 units [the co-investment units]."

    We may have further comment.

        We note your request to consider whether the following bolded statement, which is on page II-6 of Amendment No. 4 to the Registration Statement is accurate:

  In addition, our sponsor has committed to purchase from us 7,000,000 sponsor warrants at $1.00 per warrant (for an aggregate purchase price of $7 million). These purchases will take place on a private placement basis simultaneously with the consummation of our initial public offering. These issuances will be made pursuant to the exemption from registration contained in Section 4(2) of the Securities Act. Our sponsor's obligation to purchase the sponsor warrants was made pursuant to a Sponsor Warrants Purchase Agreement, dated as of September 26, 2007. Such obligation was made prior to the filing of the Registration Statement, and the only conditions to the obligation undertaken by such individuals are conditions outside of the investors' control. Consequently, the investment decision relating to the purchase of the warrants was made prior to the filing of the Registration Statement relating to the public offering and therefore constitutes a "completed private placement."

        After consideration, we believe the statement is accurate, as the signature of Mr. Hicks, the controlling person of sponsor, on the initial Registration Statement memorialized the obligation to purchase the sponsor warrants.

                      Sincerely,

                      /s/ James A. Deeken

                      James A. Deeken

cc:
Joseph B. Armes
Bruce S. Mendelsohn

by Our Initial Stockholders and Mr. Hicks"), until 180 days after the completion of our initial business combination.

        Our sponsor has agreed to purchase an aggregate of 7,000,000 sponsor warrants from us at a price of $1.00 per warrant ($7 million in the aggregate) in a private placement that will occur simultaneously with the consummation of this offering. The $7 million proceeds from the private placement will be added to the proceeds of this offering and placed in a trust account at JP Morgan Chase, N.A. with Continental Stock Transfer & Trust Company as trustee. If we do not complete an initial business combination within 24 months after the date of this prospectus, the $7 million proceeds from the sale of the sponsor warrants will be part of the liquidating distribution to our public stockholders and the sponsor warrants will expire worthless.

        The sponsor warrants are identical to the warrants included in the units sold in this offering except that the sponsor warrants: (i) will not be redeemable by us so long as they are held by our sponsor or any of its permitted transferees, (ii) will be subject to certain transfer restrictions described in more detail below and (iii) may be exercised for cash or on a cashless basis, as described in this prospectus. Our sponsor has agreed not to transfer, assign or sell any of the sponsor warrants, including the common stock issuable upon exercise of the sponsor warrants (except as described below under "Principal Stockholders—Transfers of Common Stock and Warrants by Our Initial Stockholders and Mr. Hicks"), until 180 days after the completion of our initial business combination.

        Thomas O. Hicks, our founder and chairman of the board, has agreed to purchase, directly or through a controlled affiliate, in a private placement that will occur immediately prior to the consummation of our initial business combination, 2,000,000 units, which we refer to throughout this prospectus as the co-investment units, at a purchase price of $10.00 per unit ($20 million in the aggregate). Each co-investment unit consists of one share of our common stock, which we refer to as a co-investment share, and one warrant to purchase one share of our common stock, which we refer to as a co-investment warrant. The proceeds of the sale of the co-investment units will not be deposited into the trust account and will not be available for distribution to our public stockholders in the event of a liquidation of the trust account or upon conversion of shares held by public stockholders. If Mr. Hicks elects to make the co-investment through an entity, he will, directly or indirectly, control such entity.

        The co-investment shares and co-investment warrants will be identical to the shares of common stock and warrants included in the units being offered in this offering, except that (i) the co-investment warrants will not be redeemable by us so long as they are held by Mr. Hicks or any relevant controlled affiliate of Mr. Hicks who purchases the co-investment units and (ii) the co-investment shares and the co-investment warrants, including the including the common stock issuable upon exercise of the co-investment warrants, may not be transferred, assigned or sold (except as described below under "Principal Stockholders—Transfers of Common Stock and Warrants by Our Initial Stockholders and Mr. Hicks"), until 180 days after the completion of our initial business combination.

        RIDER 1

        If the underwriters determine the size of this offering should be increased it could result in a proportionate increase in the amount of interest we may withdraw from the trust account. Assuming a 20% increase in the size of this offering, the per-share conversion or liquidation rate could decrease by as much as approximately $0.02.

        Our executive offices are located at 100 Crescent Court, Suite 1200, Dallas, Texas, 75201, and our telephone number is (214) 615-2300.

business. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after a business combination.

Our sponsor, which is an entity controlled by Thomas O. Hicks, our founder and chairman of the board, controls a substantial interest in us and thus may influence certain actions requiring a stockholder vote.

        Upon closing of this offering, our sponsor (an entity controlled by Mr. Hicks) will own 19.6% of our issued and outstanding shares of common stock (assuming it does not purchase any units in this offering) and Mr. Hicks is required to purchase, directly or through a controlled affiliate, 2,000,000 co-investment units in connection with our initial business combination (a portion of which co-investment units may be assigned by Mr. Hicks in limited circumstances). Our board of directors is and will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of stockholders to elect new directors prior to the consummation of a business combination, in which case all of the current directors will continue in office until at least the consummation of the business combination. If there is an annual meeting, as a consequence of our "staggered" board of directors, only a minority of the board of directors will be considered for election and our sponsor, because of its ownership position, will have considerable influence regarding the outcome. Accordingly, our sponsor will continue to exert control at least until the consummation of our initial business combination. Neither the sponsor, or to our knowledge, any of our officers or directors, has any current intent to purchase additional securities, other than as disclosed in this prospectus. In the event that our initial stockholders purchase any additional shares of our common stock, they will vote any such shares acquired by them in favor of our initial business combination and in favor of an amendment to our amended and restated certificate of incorporation to provide for our perpetual existence in connection with a vote to approve our initial business combination. Furthermore, in the event that Mr. Hicks or our officers acquire shares of our common stock, we anticipate that they would vote such shares in favor of our initial business combination. Thus, additional purchases of shares of our common stock by our directors, officers or initial stockholders would likely allow them to exert additional influence over the approval of our initial business combination. Factors that would be considered by in making such additional purchases would include consideration of the current trading price of our common stock. RIDER 2

Our initial stockholders paid us an aggregate of $25,000, or $0.0025 per founder's unit and, accordingly, you will experience immediate and substantial dilution from the purchase of our common stock.

        The difference between the public offering price per share (allocating all of the unit purchase price to the common stock and none to the warrant included in the unit) and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to you and the other investors in this offering. Our initial stockholders acquired the founder's units at a nominal price, significantly contributing to this dilution. Upon closing of this offering, and assuming no value is ascribed to the warrants included in the units, you and the other public stockholders will incur an immediate and substantial dilution of approximately 34% or $3.40 per share (the difference between the pro forma net tangible book value per share of $6.60, and the initial offering price of $10.00 per unit).

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

        We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the common stock equals or exceeds $13.75 per share for any 20 trading days within a 30 trading-day period ending on the third business day prior to proper notice of such redemption provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the